Mary Ann Frantz maryann.frantz@millernash.com 503.205.2552 (direct)

June 12, 2024

VIA EDGAR

Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Perry Hindin

Subject:	CytoDyn Inc. Schedule TO-I filed June 3, 2024 File No. 005-79349

Ladies and Gentlemen:

On behalf of CytoDyn Inc. (the “Company”), we are providing certain additional information discussed with Perry Hindin with the Office of Mergers & Acquisitions (the “Office”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Schedule TO-I filed on June 3, 2024 (the “Schedule TO-I”), in connection with the Company’s offer to amend and exercise certain warrants to purchase shares of the Company’s common stock (the “Tender Offer”).

As discussed with Mr. Hindin, the Company plans to respond early next week to the comments set forth in the Office’s letter dated June 7, 2024 (the “Letter”), regarding the Tender Offer and to file an Amendment No. 1 to Schedule TO-I (the “Amendment”) making certain revisions that will be described in the responses. Before filing the Amendment, the Company wishes to advise the Office of the Company’s plans to amend the Tender Offer to include two additional tranches of outstanding warrants to purchase shares of the Company’s common stock. Specifically, the original terms of the Tender Offer in the Schedule TO-I related to four tranches of outstanding warrants with exercise prices of $0.306, $0.45, $0.50, and $1.00 per share (the “Original Warrants”). The two additional tranches of outstanding warrants have exercise prices of $0.21 and $0.35 per share (the “Additional Warrants”).

In response to certain comments in the Letter, the Company also intends to amend the exercise price of Original Warrants and Additional Warrants tendered in the Tender Offer to be equal to 70% of the closing price for the Company’s common stock on June 14, 2024 (the “Amended Exercise Price”). As a further inducement to holders of Original and Additional Warrants to participate in the Tender Offer, participating holders will also receive shares of common stock

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Division of Corporation Finance June 12, 2024 Page 2

equal to an additional 20% of the number of shares issuable upon exercise of the tendered warrants, without the payment of any consideration other than the Amended Exercise Price.

In light of the changes in the tranches of warrants that will be accepted in the Tender Offer and in the exercise price to be applied to both the Original and Additional Warrants, as well as the additional shares of common stock to be issued to holders of Original and Additional Warrants who choose to participate in the Tender Offer, the Company intends to extend the expiration date of the Tender Offer such that it will remain open for at least 10 business days from the date that the material changes in the tender offer materials are distributed to the holders of Original and Additional Warrants.

It is important to note that every holder of Additional Warrants, as well as every holder of Original Warrants, previously received copies of the documents comprising the Tender Offer on June 3, 2024. The documents were distributed by email, and in some cases also by U.S. First Class Mail. The amendments to the Tender Offer materials will also be distributed by email to every holder of Original Warrants or Additional Warrants. It should also be noted that Paulson Investment Company, LLC, is acting as Soliciting Agent in the Tender Offer and will receive a fee equal to 13% of the total cash exercise price paid by holders of Original and Additional Warrants who participate in the Tender Offer, and is thereby motivated to assure that every holder of Original or Additional Warrants is fully apprised of the revised terms for the Tender Offer.

If the Office has any concerns regarding the information provided in this letter, we respectfully request the opportunity to discuss those concerns at your earliest convenience.

Very truly yours,

/s/ Mary Ann Frantz